Dreyfus Premier California Tax Exempt Bond Fund, Inc.

SEMIANNUAL REPORT November 30, 2004



YOU, YOUR ADVISOR AND

Dreyfus®

A MELLON FINANCIAL COMPANY℠

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The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

Contents



Dreyfus Premier California Tax Exempt Bond Fund, Inc.

The Fund

LETTER FROM THE CHAIRMAN

Dear Shareholder:

We are pleased to present this semiannual report for Dreyfus Premier California Tax Exempt Bond Fund, Inc., covering the six-month period from June 1, 2004, through November 30, 2004. Inside, you'll find valuable information about how the fund was managed during the reporting period, including a discussion with the fund's portfolio manager, Joseph Darcy.

The Federal Reserve Board has raised short-term interest rates four times since June 2004, the U.S. labor market is strengthening, and lower federal tax rates have made tax-advantaged investments somewhat less beneficial for many investors. Nonetheless, the municipal bond market is poised to have another consecutive calendar year of positive returns. In our view, investor demand for municipal bonds has remained strong due to concerns that record energy prices and persistent geopolitical tensions may be eroding the rate of U.S. economic growth.

In uncertain markets such as these, the tax-exempt investments that are right for you depend on your current needs, future goals, tolerance for risk and the composition of your current portfolio. As always, your financial advisor may be in the best position to recommend the specific market sectors and most suitable investments that will satisfy most effectively your tax-exempt income and capital preservation needs.

Thank you for your continued confidence and support.

Sincerely,

Stephen E. Canter
Chairman and Chief Executive Officer
The Dreyfus Corporation
December 15, 2004



DISCUSSION OF FUND PERFORMANCE

Joseph Darcy, Portfolio Manager

How did Dreyfus Premier California Tax Exempt Bond Fund, Inc. perform relative to its benchmark?

For the six-month period ended November 30, 2004, the fund's Class Z shares achieved a total return of 4.33%. Between their inception on October 21, 2004, and the end of the fund's semiannual reporting period on November 30, 2004, the fund's Class A, Class B and Class C shares produced total returns of −1.27%, −1.32% and −1.35%, respectively.[1] In comparison, the Lehman Brothers Municipal Bond Index, the fund's benchmark, achieved a total return of 4.30% for the six-month period.[2]

On October 21, 2004, outstanding shares of Dreyfus California Tax Exempt Bond Fund, Inc. were reclassified as Class Z shares, which are generally closed to new investors, and was renamed Dreyfus Premier California Tax Exempt Bond Fund, Inc (the "fund"). Subsequently on that date, Dreyfus Premier California Municipal Bond Fund transferred all of its assets into the fund and ceased operations. At the close of business on October 26, 2004, General California Municipal Bond Fund merged its assets into Class Z shares of the fund, and ceased operations.

Despite higher short-term interest rates, longer-term municipal bonds rebounded over the reporting period as investors responded to reports of sluggish economic growth and low inflation. The fund's Class Z shares produced a return that was in line with its benchmark primarily because its security selection strategy enabled it to participate in market rallies while avoiding the full brunt of market declines.

What is the fund's investment approach?

The fund seeks as high a level of current income exempt from federal and California state income taxes as is consistent with the preservation of capital. To pursue this goal, the fund normally invests substantially all of its assets in municipal bonds that provide income exempt from federal and California state personal income taxes. The fund will invest at least 80%

of its assets in investment-grade municipal bonds or the unrated equivalent as determined by Dreyfus. The fund may invest up to 20% of its assets in municipal bonds rated below investment grade ("high yield" or "junk" bonds) or the unrated equivalent as determined by Dreyfus. The dollar-weighted average maturity of the fund's portfolio normally exceeds 10 years, but the fund's average portfolio maturity is not restricted.

The portfolio manager may buy and sell bonds based on credit quality, market outlook and yield potential. In selecting municipal bonds for investment, the portfolio manager may assess the current interest-rate environment and the municipal bond's potential volatility in different rate environments. The portfolio manager focuses on bonds with the potential to offer attractive current income, typically looking for bonds that can provide consistently attractive current yields or that are trading at competitive market prices. A portion of the fund's assets may be allocated to "discount" bonds, which are bonds that sell at a price below their face value, or to "premium" bonds, which are bonds that sell at a price above their face value. The fund's allocation either to discount bonds or to premium bonds will change along with our changing views of the current interest-rate and market environment. The portfolio manager also may look to select bonds that are most likely to obtain attractive prices when sold.

What other factors influenced the fund's performance?

A stronger U.S. labor market and higher energy prices already had rekindled investors' inflation fears when the reporting period began. As a result, municipal bond prices had declined sharply in April, and the market's weakness continued into May.

In late June, to forestall an acceleration of inflation, the Federal Reserve Board (the "Fed") implemented its first increase in short-term interest rates in more than four years. Although the U.S. economy appeared to hit a "soft patch" over the summer and early fall, the Fed continued to raise short-term interest rates at its meetings in August, September and November, driving the overnight federal funds rate to 2% by the reporting period's end. However, because inflationary pressures remained contained, municipal bond prices generally rallied during the summer and fall.

As the national economy improved, California made progress toward alleviating some of its longstanding budgetary pressures. As a result, while the state undertook several large deficit financings, ancillary and local issuers had less need to borrow, and the supply of newly issued securities from these entities dropped compared to the same period one year earlier. These factors helped support bond prices.

In this market environment, we maintained the fund's average duration — a measure of sensitivity to changing interest rates — in a range we considered neutral to slightly longer than average. In addition, we emphasized higher-quality bonds with relatively strong income characteristics, including premium bonds backed by California counties, school districts and essential services facilities. These strategies generally helped the fund avoid the full brunt of the springtime market decline while positioning it to participate in subsequent rallies. The fund also benefited from gains produced by its holdings of the state's general obligation bonds as credit conditions improved.

What is the fund's current strategy?

Despite a lower volume of new issuance during the reporting period, there has been an ample supply of bonds meeting our investment criteria. Accordingly, we have continued to diversify the fund's holdings more broadly across issuers and maturities. This strategy is designed to reduce risks by mirroring more closely the maturity composition of the fund's benchmark. In our judgment, this is a prudent approach if, as we expect, the Fed continues to raise interest rates in a moderately expanding economy.

December 15, 2004

[1] *Total return includes reinvestment of dividends and any capital gains paid. Past performance is no guarantee of future results. Share price, yield and investment return fluctuate such that upon redemption, fund shares may be worth more or less than their original cost. Income may be subject to state and local taxes for non-California residents, and some income may be subject to the federal alternative minimum tax (AMT) for certain investors. Capital gains, if any, are fully taxable.*

[2] *SOURCE: LIPPER INC. — Reflects reinvestment of dividends and, where applicable, capital gain distributions. The Lehman Brothers Municipal Bond Index is a widely accepted, unmanaged total return performance benchmark for the long-term, investment-grade, tax-exempt bond market. Index returns do not reflect fees and expenses associated with operating a mutual fund.*

UNDERSTANDING YOUR FUND'S EXPENSES (Unaudited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.

Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus Premier California Tax Exempt Bond Fund, Inc. from June 1, 2004 to November 30, 2004. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment
assuming actual returns for the six months ended November 30, 2004[†]

	Class A	Class B	Class C	Class Z
Expenses paid per $1,000[††]	$ 1.05	$ 1.58	$ 1.86	$ 3.69
Ending value (after expenses)	$987.30	$986.80	$986.50	$1,043.30

COMPARING YOUR FUND'S EXPENSES
WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment
assuming a hypothetical 5% annualized return for the six months ended November 30, 2004[†]

	Class A	Class B	Class C	Class Z
Expenses paid per $1,000[††]	$ 1.05	$ 1.59	$ 1.88	$ 3.65
Ending value (after expenses)	$1,004.43	$1,003.89	$1,003.61	$1,021.46

[†] *For Class Z shares and from October 21, 2004 (commencement of initial offering) to November 30, 2004 for Class A, Class B and Class C shares.*

[††] *Expenses are equal to the fund's annualized expense ratio of .96% for Class A, 1.45% for Class B, 1.71% for Class C and .72% for Class Z; multiplied by the average account value over the period, multiplied by 183/365 Class Z and 40/365 for Class A, Class B and Class C (to reflect the one-half year period for Class Z and actual days since inception for Class A, Class B and Class C).*

STATEMENT OF INVESTMENTS

November 30, 2004 (Unaudited)

Long-Term Municipal Investments−96.8%	Principal Amount ($)	Value ($)
California−88.8%		
ABAG Finance Authority for Nonprofit Corps., Revenue:		
Multi Family Housing		
(Central Park Apartments):		
5.50%, 7/1/2019	1,010,000	1,052,016
5.60%, 7/1/2038	5,000,000	5,067,850
(Sansum-Santa Barbara Medical)		
5.50%, 4/1/2021	1,500,000	1,592,265
Alameda Corridor Transportation Authority, Revenue		
Zero Coupon, 10/1/2032 (Insured; MBIA)	8,000,000	1,696,400
Alameda County, COP:		
8.83%, 12/1/2013 (Insured; MBIA)	5,000,000 a,b	6,186,050
Financing Project		
6%, 9/1/2021 (Insured; MBIA)		
(Prerefunded 9/1/2006)	2,650,000 c	2,866,001
Anaheim Public Finance Authority, Tax Allocation		
Revenue 6.45%, 12/28/2018 (Insured; MBIA)	26,000,000	29,383,120
California:		
5%, 3/1/2029	13,595,000	13,640,815
Economic Recovery:		
5.25%, 7/1/2013 (Insured; MBIA)	11,740,000	13,173,337
5.25%, 7/1/2013	30,000,000	33,451,200
5%, 7/1/2016	14,000,000	14,815,500
Various Purpose:		
6.125%, 10/1/2011 (Insured; FGIC)	2,875,000	3,368,264
5%, 12/1/2031 (Insured; MBIA)	19,000,000	19,222,110
California Department of Veteran Affairs,		
Home Purchase Revenue:		
5.50%, 12/1/2019	11,380,000	11,990,878
5.20%, 12/1/2028	10,000,000	10,017,700
California Department of Water Resources,		
Power Supply Revenue:		
5.875%, 5/1/2016	10,000,000	11,253,900
5.375%, 5/1/2018 (Insured; AMBAC)	30,585,000	33,457,849
California Educational Facilities Authority, Revenue		
(Pooled College and University Projects)		
5.625%, 7/1/2023	1,275,000	1,187,382
California Health Facilities Financing Authority,		
Revenue:		
(Cedars-Sinai Medical Center):		
6.125%, 12/1/2030	29,695,000	31,708,618
6.25%, 12/1/2034	9,460,000	10,122,578

Long-Term Municipal Investments (continued)	Principal Amount ($)	Value ($)
California (continued)		
California Health Facilities Financing Authority,		
Revenue (continued):		
Health Facility (Adventist Health System/West)		
5%, 3/1/2033	2,525,000	2,485,358
(Sutter Health):		
5.35%, 8/15/2028 (Insured; MBIA)	3,780,000	3,966,619
6.25%, 8/15/2035	2,250,000	2,479,545
(Walden House)		
6.85%, 3/1/2022	3,225,000	3,225,452
California Housing Finance Agency:		
MFHR:		
6.15%, 8/1/2022 (Insured; AMBAC)	1,845,000	1,917,693
6.30%, 8/1/2026 (Insured; AMBAC)	7,130,000	7,349,176
Single Family Mortgage:		
6.25%, 8/1/2014 (Insured; AMBAC)	435,000	440,337
6.30%, 8/1/2024	1,435,000	1,477,763
6.45%, 8/1/2025	1,690,000	1,699,464
California Pollution Control Financing Authority,		
PCR:		
9.882%, 6/1/2014	4,500,000 [a,b]	6,005,925
9.882%, 6/1/2014	24,165,000 [a,b]	32,251,817
(Southern California Edison Co.):		
2%, 3/1/2006	26,250,000	25,966,237
2%, 3/1/2006	7,500,000	7,418,775
6.40%, 12/1/2024	12,600,000	12,630,114
California Public Works Board, LR:		
(Department of Corrections, Calipatria		
State Prison, Imperial County)		
6.50%, 9/1/2017 (Insured; MBIA)	13,000,000	15,906,280
(Department of General Services-Capital		
East End Complex)		
5%, 12/1/2012 (Insured; AMBAC)	7,275,000	8,040,039
(Various University of California Projects)		
5.50%, 6/1/2014	5,000,000	5,585,550
California State University, Fresno Association Inc.,		
Auxiliary Organization Event Center Revenue:		
6%, 7/1/2022	3,500,000	3,682,595
6%, 7/1/2026	2,500,000	2,643,275
6%, 7/1/2031	5,250,000	5,503,733

Long-Term Municipal Investments (continued)	Principal Amount ($)	Value ($)
California (continued)		
California Statewide Communities		
Development Authority:		
COP:		
(Catholic Healthcare West)		
6.50%, 7/1/2020	3,500,000	3,885,035
(Motion Picture and Television Fund)		
6.45%, 1/1/2022 (Insured; AMBAC)	5,700,000	5,825,286
(The Internext Group)		
5.375%, 4/1/2030	20,000,000	19,262,200
Revenue:		
(Kaiser Permanente):		
3.45%, 5/1/2011	10,000,000	9,783,600
5.50%, 11/1/2032	13,500,000	13,785,930
(Sutter Health)		
5.50%, 8/15/2028	14,000,000	14,500,920
(The California Endowment):		
5%, 7/1/2028	15,360,000	15,654,605
5%, 7/1/2033	16,710,000	16,971,679
5%, 7/1/2036	14,355,000	14,579,799
Capistrano Unified School District:		
Community Facilities District		
Special Tax Number 98 (Ladera)		
5.75%, 9/1/2029	4,500,000	4,548,420
School Facilities Improvement District Number 1		
6%, 8/1/2024 (Insured; FGIC)	2,075,000	2,364,877
Castaic Lake Water Agency, COP, Revenue		
(Water System Improvement Project)		
Zero Coupon, 8/1/2027 (Insured; AMBAC)	10,000,000	2,913,300
Central California Joint Powers		
Health Financing Authority, COP		
(Community Hospitals of Central California):		
6%, 2/1/2030	3,000,000	3,095,250
5.75%, 2/1/2031	18,500,000	18,752,895
Contra Costa County Public Finance Authority,		
Tax Allocation Revenue (Pleasant Hill)		
5.45%, 8/1/2028	2,840,000	2,905,860
Cucamonga County Water District, COP		
5.25%, 9/1/2025 (Insured; FGIC)	5,555,000	5,828,473

Long-Term Municipal Investments (continued)	Principal Amount ($)	Value ($)
California (continued)		
Del Mar Race Track Authority, Revenue		
6.20%, 8/15/2011	2,000,000	2,127,980
Delano, COP (Delano Regional Medical Center)		
5.25%, 1/1/2018	13,500,000	13,132,125
Elsinore Valley Municipal Water District, COP:		
5.375%, 7/1/2018 (Insured; FGIC)	2,000,000	2,251,300
5.375%, 7/1/2019 (Insured; FGIC)	3,855,000	4,347,399
Escondido Improvement Board		
5.70%, 9/2/2026	915,000	933,922
Fontana, Special Tax		
5.25%, 9/1/2017 (Insured; MBIA)	10,000,000	10,831,200
Fontana Public Financing Authority, Tax Allocation Revenue (North Fontana Redevelopment Project)		
5.50%, 9/1/2032 (Insured; AMBAC)	13,800,000	14,674,230
Fremont Union High School District:		
5.25%, 9/1/2022 (Insured; FGIC)	3,400,000	3,643,882
5.25%, 9/1/2023 (Insured; FGIC)	4,000,000	4,260,760
5.25%, 9/1/2025 (Insured; FGIC)	11,295,000	11,907,754
Fresno, Sewer Revenue		
5.25%, 9/1/2019 (Insured; AMBAC)	12,400,000	13,871,012
Fullerton Community Facilities District Number 1, Special Tax (Amerige Heights):		
6.10%, 9/1/2022	1,000,000	1,040,360
6.20%, 9/1/2032	2,500,000	2,569,150
Golden State Tobacco Securitization Corp., Enhanced Tobacco Settlement Asset-Backed Bonds:		
5%, 6/1/2043 (Insured; AMBAC)	6,760,000	6,771,560
5.50%, 6/1/2043	5,000,000	5,183,700
High Desert Memorial Health Care District, Revenue		
5.40%, 10/1/2011	2,500,000	2,515,000
Kaweah Delta Health Care District		
Revenue 6%, 8/1/2034	8,500,000	9,030,145
Los Angeles, GO		
5%, 9/1/2016 (Insured; MBIA)	11,670,000	12,590,996
Los Angeles Harbor Department, Revenue		
6%, 8/1/2012	8,900,000	9,418,514
Los Angeles Unified School District		
5.75%, 7/1/2017 (Insured; MBIA)	10,135,000	11,869,707

Long-Term Municipal Investments (continued)	Principal Amount ($)	Value ($)
California (continued)		
Madera County, COP		
(Valley Children's Hospital)		
6.50%, 3/15/2009 (Insured; MBIA)	3,370,000	3,866,772
Merced Union High School District:		
Zero Coupon, 8/1/2023 (Insured; FGIC)	2,500,000	963,125
Zero Coupon, 8/1/2024 (Insured; FGIC)	2,555,000	921,052
Murrieta Unified School District		
Zero Coupon, 9/1/2021 (Insured; FGIC)	4,950,000	2,155,378
Natomas Unified School District		
5.95%, 9/1/2021 (Insured; MBIA)	2,500,000	2,969,200
New Haven Unified School District		
5.75%, 8/1/2019 (Insured; FSA)	2,000,000	2,262,080
Northern California Power Agency, Revenue		
(Hydroelectric Project Number 1):		
7%, 7/1/2016 (Insured; AMBAC)		
(Prerefunded 1/1/2016)	670,000 [c]	855,121
6.30%, 7/1/2018 (Insured; MBIA)	26,400,000	32,134,080
7.50%, 7/1/2023 (Insured; AMBAC)		
(Prerefunded 7/1/2021)	375,000 [c]	508,834
Oakland Unified School District		
5.25%, 8/1/2024 (Insured; FGIC)	17,275,000	18,279,714
Orange County Community Facilities District (Ladera Ranch)		
Special Tax Number 1:		
6.25%, 8/15/2030	1,600,000	1,695,360
6%, 8/15/2032	3,000,000	3,121,260
Special Tax Number 3:		
5.60%, 8/15/2028	3,250,000	3,297,775
5.625%, 8/15/2034	6,000,000	6,098,520
Orange County Public Financing Authority, LR		
(Juvenile Justice Center Facility)		
5.375%, 6/1/2019 (Insured; AMBAC)	6,150,000	6,685,788
Pasadena Unified School District		
5%, 11/1/2014 (Insured; FGIC)	10,000,000	11,062,100
Pomona Redevelopment Agency, Tax Allocation		
(West Holt Avenue) 5.50%, 5/1/2032	3,000,000	3,053,340
Public Utilities Commission of the City and County		
of San Francisco, Clean Water Revenue:		
5%, 10/1/2012 (Insured; MBIA)	23,095,000	25,570,322
5%, 10/1/2013 (Insured; MBIA)	22,195,000	24,422,934

Long-Term Municipal Investments (continued)	Principal Amount ($)	Value ($)
California (continued)		
Rancho Cucamonga Redevelopment Agency (Tax Allocation Rancho Development) 5.375%, 9/1/2025 (Insured; MBIA)	7,485,000	7,943,157
Rancho Mirage Joint Powers Financing Authority Revenue (Eisenhower Medical Center) 5.625%, 7/1/2029	10,000,000	10,366,800
Riverside County, SFMR 7.80%, 5/1/2021 (Insured; GNMA)	1,250,000	1,713,575
Sacramento City Financing Authority, Revenue:		
9.131%, 12/1/2013 (Insured; AMBAC)	2,335,000 a,b	2,882,651
9.131%, 12/1/2014 (Insured; AMBAC)	2,000,000 a,b	2,469,080
Sacramento County, Airport System Revenue 6%, 7/1/2017 (Insured; MBIA)	5,850,000	6,220,422
Sacramento County (Community Facilities District Number 1) 5.70%, 12/1/2020	2,230,000	2,276,094
Sacramento County Sanitation District Financing Authority, Revenue 5%, 12/1/2027 (Insured; AMBAC)	19,330,000	19,624,589
Sacramento Municipal Utility District, Electric Revenue:		
6.50%, 9/1/2013 (Insured; MBIA)	6,930,000	8,222,514
5%, 11/15/2014 (Insured; MBIA)	5,000,000	5,479,350
5.20%, 7/1/2017 (Insured; MBIA)	300,000	323,865
San Bernardino County, COP (Capital Facilities Project) 6.875%, 8/1/2024	5,000,000	6,463,050
San Diego County, COP (Burnham Institute) 6.25%, 9/1/2029	2,800,000	2,893,324
San Diego County Water Authority, Water Revenue, COP 5%, 5/1/2032 (Insured; MBIA)	10,000,000	10,073,400
San Diego Unified School District:		
Zero Coupon, 7/1/2017 (Insured; FGIC)	2,325,000	1,294,862
5.25%, 7/1/2018 (Insured; FGIC)	3,390,000	3,797,376
San Francisco City and County Airports Commission, International Airport Revenue 5.90%, 5/1/2026	9,385,000	9,569,040
San Francisco City and County, COP (San Bruno Jail Number 3) 5.25%, 10/1/2021 (Insured; AMBAC)	2,985,000	3,216,397

Long-Term Municipal Investments (continued)	Principal Amount ($)	Value ($)
California (continued)		
San Joaquin Hills Transportation Corridor Agency, Toll Road Revenue		
Zero Coupon, 1/15/2032 (Insured; MBIA)	48,295,000	10,839,330
San Jose Financing Authority, LR (Civic Center Project)		
5%, 6/1/2032 (Insured; AMBAC)	30,015,000	30,147,366
San Juan Unified School District:		
Zero Coupon, 8/1/2023 (Insured; FSA)	10,030,000	3,864,058
Zero Coupon, 8/1/2024 (Insured; FSA)	10,655,000	3,841,021
Southeast Resource Recovery Facility Authority, LR:		
5.25%, 12/1/2016 (Insured; AMBAC)	11,715,000	12,826,871
5.25%, 12/1/2017 (Insured; AMBAC)	6,475,000	7,063,966
5.25%, 12/1/2018 (Insured; AMBAC)	7,585,000	8,268,939
Stockton, Health Facilities Revenue (Dameron Hospital Association)		
5.70%, 12/1/2014	1,000,000	1,049,350
Turlock, COP, Health Facilities Revenue (Emanuel Medical Center, Inc.) 5.75%, 10/15/2023	6,000,000	6,027,300
Tustin Unified School District, Special Tax (Senior Lien-Community Facilities District 97)		
5%, 9/1/2038 (Insured; FSA)	10,000,000	10,034,300
University of California, Revenue (Multi Purpose)		
5.25%, 9/1/2027 (Insured; MBIA)	31,475,000	32,644,296
Ventura County Community College District		
5.50%, 8/1/2023 (Insured; MBIA)	4,250,000	4,630,673
Walnut Energy Center Authority, Revenue		
5%, 1/1/2034 (Insured; AMBAC)	21,200,000	21,283,528
West Basin Municipal Water District, Revenue, COP:		
5.25%, 8/1/2014 (Insured; MBIA)	5,000,000	5,545,800
5.25%, 8/1/2015 (Insured; MBIA)	5,000,000	5,498,000
5.25%, 8/1/2016 (Insured; MBIA)	3,000,000	3,284,940
5.25%, 8/1/2017 (Insured; MBIA)	2,000,000	2,182,280
West Covina Redevelopment Agency, Community Facilities District Special Tax (Fashion Plaza):		
6%, 9/1/2017	6,000,000	6,921,240
6%, 9/1/2022	11,325,000	13,316,954
Whittier Health Facility, Revenue (Presbyterian Intercommunity Hospital)		
5.75%, 6/1/2031	10,090,000	10,586,327

Long-Term Municipal Investments (continued)	Principal Amount ($)	Value ($)
U.S. Related—8.0%		
Commonwealth of Puerto Rico, Public Improvement		
5.50%, 7/1/2016 (Insured; MBIA)	11,830,000	13,586,518
Commonwealth of Puerto Rico		
Infrastructure Financing Authority,		
Special Tax Revenue:		
5.50%, 10/1/2032	10,000,000	10,806,600
5.50%, 10/1/2040	30,000,000	32,354,700
Puerto Rico Highway and Transportation Authority:		
Highway Revenue		
5.50%, 7/1/2013 (Insured; MBIA)	4,750,000	5,435,853
Transportaion Revenue		
6%, 7/1/2039 (Prerefunded 7/1/2010)	2,000,000 c	2,303,840
Puerto Rico Housing Finance Authority		
(Capital Fund Program) 5%, 12/1/2015	11,615,000	12,472,187
Puerto Rico Public Buildings Authority,		
Government Facilities Revenue		
5%, 7/1/2012 (Insured; AMBAC)	21,600,000	23,516,352
Virgin Islands Public Finance Authority, Revenue		
7.30%, 10/1/2018	3,100,000	4,019,150
Total Long-Term Municipal Investments		
(cost $1,202,474,137)		**1,262,662,445**
Short-Term Municipal Investments—1.7%		
California, VRDN		
1.63%, (LOC; JPMorgan Chase Bank and		
Westdeutsche Landesbank)	4,200,000 d	4,200,000
California Department of Water Resources,		
Power Supply Revenue, VRDN:		
1.63% (LOC; Bayerische Landesbank)	2,500,000 d	2,500,000
1.74% (LOC; Banque Nationale de Paris)	7,500,000 d	7,500,000
California Statewide Communities		
Development Authority, Revenue, VRDN		
(University Retirement) 1.68% (Insured; AGIC)	7,685,000 d	7,685,000
Total Short-Term Municipal Investments		
(cost $21,885,000)		**21,885,000**
Total Investments (cost $1,224,359,137)	**98.5%**	**1,284,547,445**
Cash and Receivables (Net)	**1.5%**	**19,797,287**
Net Assets	**100.0%**	**1,304,344,732**

Summary of Abbreviations

AGIC	Asset Guaranty Insurance Company	**GO**	General Obligation
AMBAC	American Municipal Bond Assurance Corporation	**LOC**	Letter of Credit
COP	Certificate of Participation	**LR**	Lease Revenue
FGIC	Financial Guaranty Insurance Company	**MBIA**	Municipal Bond Investors Assurance Insurance Corporation
FSA	Financial Security Assurance	**MFHR**	Multi-Family Housing Revenue
GNMA	Government National Mortgage Association	**PCR**	Pollution Control Revenue
		SFMR	Single Family Mortgage Revenue
		VRDN	Variable Rate Demand Notes

Summary of Combined Ratings (Unaudited)

Fitch	or	Moody's	or	Standard & Poor's	Value (%)†
AAA		Aaa		AAA	63.3
AA		Aa		AA	10.5
A		A		A	15.3
BBB		Baa		BBB	6.7
BB		Ba		BB	.1
F1		MIG1/P1		SP1/A1	1.7
Not Rated [e]		Not Rated [e]		Not Rated [e]	2.4
					100.0

† *Based on total investments.*

[a] *Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. These securities have been deemed to be liquid by the Board of Directors. At November 30, 2004, these securities amounted to $49,795,523 or 3.8% of net assets.*

[b] *Inverse floater security—the interest rate is subject to change periodically.*

[c] *Bonds which are prerefunded are collateralized by U.S. Government securities which are held in escrow and are used to pay principal and interest on the municipal issue and to retire the bonds in full at the earliest refunding date.*

[d] *Securities payable on demand. Variable interest rate—subject to periodic change.*

[e] *Securities which, while not rated by Fitch, Moody's and Standard & Poor's, have been determined by the Manager to be of comparable quality to those rated securities in which the fund may invest.*

[f] *At November 30, 2004, 26.0% of the fund's net assets are insured by MBIA.*

See notes to the financial statements.

STATEMENT OF ASSETS AND LIABILITIES

November 30, 2004 (Unaudited)

	Cost	Value
Assets ($):		
Investments in securities–See Statement of Investments	1,224,359,137	1,284,547,445
Interest receivable		21,631,312
Receivable for shares of Common Stock subscribed		15,704
Prepaid expenses		52,466
		1,306,246,927
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates–Note 3(b)		682,290
Cash overdraft due to Custodian		362,677
Payable for shares of Common Stock redeemed		591,806
Accrued expenses		265,422
		1,902,195
Net Assets ($)		**1,304,344,732**
Composition of Net Assets ($):		
Paid-in capital		1,238,734,186
Accumulated undistributed investment income–net		198,887
Accumulated net realized gain (loss) on investments		5,223,351
Accumulated net unrealized appreciation (depreciation) on investments		60,188,308
Net Assets ($)		**1,304,344,732**

Net Asset Value Per Share

	Class A	Class B	Class C	Class Z
Net Assets ($)	87,573,986	10,558,284	3,432,365	1,202,780,097
Shares Outstanding	5,947,661	717,094	233,116	81,703,665
Net Asset Value Per Share ($)	**14.72**	**14.72**	**14.72**	**14.72**

See notes to financial statements.

STATEMENT OF OPERATIONS

Six Months Ended November 30, 2004 (Unaudited)

Investment Income ($):	
Interest Income	**24,886,915**
Expenses:	
Management fee–Note 3(a)	3,223,737
Shareholder servicing costs–Note 3(b)	454,298
Professional fees	77,207
Custodian fees	49,377
Directors' fees and expenses–Note 3(c)	33,348
Prospectus and shareholders' reports	33,138
Registration fees	18,758
Distribution fees–Note 3(b)	8,731
Loan commitment fees–Note 2	3,828
Miscellaneous	17,578
Total Expenses	**3,920,000**
Less–reduction in management fee due to undertaking–Note 3(a)	(1,925)
Less–reduction in custody fees due to earnings credits–Note 1(b)	(18,117)
Net Expenses	**3,899,958**
Investment Income–Net	**20,986,957**
Realized and Unrealized Gain (Loss) on Investments–Note 4 ($):	
Net realized gain (loss) on investments	696,399
Net unrealized appreciation (depreciation) on investments	16,813,100
Net Realized and Unrealized Gain (Loss) on Investments	**17,509,499**
Net Increase In Net Assets Resulting from Operations	**38,496,456**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Six Months Ended November 30, 2004 (Unaudited)[a]	Year Ended May 31, 2004
Operations ($):		
Investment income−net	20,986,957	41,679,258
Net realized gain (loss) on investments	696,399	8,203,472
Net unrealized appreciation (depreciation) on investments	16,813,100	(63,000,098)
Net Increase (Decrease) in Net Assets Resulting from Operations	**38,496,456**	**(13,117,368)**
Dividends to Shareholders from ($):		
Investment income−net:		
Class A shares	(363,949)	–
Class B shares	(37,920)	–
Class C shares	(11,170)	–
Class Z shares	(20,751,564)	(41,050,288)
Net realized gain on investments:		
Class Z shares	–	(10,276,672)
Total Dividends	**(21,164,603)**	**(51,326,960)**
Capital Stock Transactions ($):		
Net proceeds from shares sold:		
Class A shares	514,456	–
Net assets received in connection with reorganization−Note 1	90,627,532	–
Class B shares	160,383	–
Net assets received in connection with reorganization−Note 1	11,083,656	–
Class C shares	243,865	–
Net assets received in connection with reorganization−Note 1	3,440,510	–
Class Z shares	18,671,861	155,077,435
Net assets received in connection with reorganization−Note 1	205,846,182	–

	Six Months Ended November 30, 2004 (Unaudited) [a]	Year Ended May 31, 2004
Capital Stock Transactions ($) (continued):		
Dividends reinvested:		
Class A shares	222,351	–
Class B shares	26,191	–
Class C shares	7,688	–
Class Z shares	13,819,690	34,795,373
Cost of shares redeemed:		
Class A shares	(2,287,100)	–
Class B shares	(529,755)	–
Class C shares	(201,731)	–
Class Z shares	(58,886,186)	(261,572,844)
Increase (Decrease) in Net Assets from Capital Stock Transactions	**282,759,593**	**(71,700,036)**
Total Increase (Decrease) in Net Assets	**300,091,446**	**(136,144,364)**
Net Assets ($):		
Beginning of Period	1,004,253,286	1,140,397,650
End of Period	**1,304,344,732**	**1,004,253,286**
Undistributed investment income–net	198,887	316,230

	Six Months Ended November 30, 2004 (Unaudited)[a]	Year Ended May 31, 2004
Capital Share Transactions:		
Class A[b]		
Shares sold	32,421	–
Shares issued in connection with reorganization–Note 1	6,053,943	–
Shares issued for dividends reinvested	15,052	–
Shares redeemed	(153,755)	–
Net Increase (Decrease) in Shares Outstanding	**5,947,661**	**–**
Class B[b]		
Shares sold	10,532	–
Shares issued in connection with reorganization–Note 1	740,391	–
Shares issued for dividends reinvested	1,773	–
Shares redeemed	(35,602)	–
Net Increase (Decrease) in Shares Outstanding	**717,094**	**–**
Class C		
Shares sold	16,313	–
Shares issued in connection with reorganization–Note 1	229,827	–
Shares issued for dividends reinvested	521	–
Shares redeemed	(13,545)	–
Net Increase (Decrease) in Shares Outstanding	**233,116**	**–**
Class Z		
Shares sold	1,274,936	10,532,214
Shares issued in connection with reorganization–Note 1	13,723,079	–
Shares issued for dividends reinvested	939,452	2,362,002
Shares redeemed	(4,020,153)	(17,723,340)
Net Increase (Decrease) in Shares Outstanding	**11,917,314**	**(4,829,124)**

[a] *The fund commenced offering four classes of shares on October 21, 2004. The existing shares were redesignated Class Z shares and the fund added Class A, Class B and Class C shares.*

[b] *During the period ended November 30, 2004, 8,633 Class B shares representing $128,803 were automatically converted to 8,633 Class A shares.*

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following tables describe the performance for each share class for the fiscal periods indicated. All information (except portfolio turnover rate) reflects financial results for a single fund share. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

	Six Months Ended November 30, 2004[a]		
	Class A Shares	Class B Shares	Class C Shares
Per Share Data ($):			
Net asset value, beginning of period	14.97	14.97	14.97
Investment Operations:			
Investment income−net[b]	.06	.05	.05
Net realized and unrealized gain (loss) on investments	(.25)	(.25)	(.25)
Total from Investment Operations	(.19)	(.20)	(.20)
Distributions:			
Dividends from investment income−net	(.06)	(.05)	(.05)
Net asset value, end of period	14.72	14.72	14.72
Total Return (%)[c,d]	(1.27)	(1.32)	(1.35)
Ratios/Supplemental Data (%):			
Ratio of total expenses to average net assets[e]	.98	1.49	1.71
Ratio of net expenses to average net assets[e]	.96	1.45	1.71
Ratio of net investment income to average net assets[e]	3.83	3.32	3.07
Portfolio Turnover Rate[d]	17.77	17.77	17.77
Net Assets, end of period ($ x 1,000)	87,574	10,558	3,432

[a] *From October 21, 2004 (commencement to intitail offering) to November 30, 2004.*
[b] *Based on average shares outstanding at each month end.*
[c] *Exclusive of sales charge.*
[d] *Not annualized.*
[e] *Annualized.*
See notes to financial statements.

Class Z Shares	Six Months Ended November 30, 2004 (Unaudited)	Year Ended May 31,				
		2004	2003	2002[a]	2001	2000
Per Share Data ($):						
Net asset value, beginning of period	14.39	15.28	14.60	14.56	13.65	14.72
Investment Operations:						
Investment income−net	.28[b]	.58[b]	.63[b]	.67[b]	.71	.70
Net realized and unrealized gain (loss) on investments	.34	(.76)	.83	.29	.91	(1.01)
Total from Investment Operations	.62	(.18)	1.46	.96	1.62	(.31)
Distributions:						
Dividends from investment income−net	(.29)	(.57)	(.63)	(.67)	(.71)	(.71)
Dividends from net realized gain on investments	–	(.14)	(.15)	(.25)	–	(.05)
Total Distributions	(.29)	(.71)	(.78)	(.92)	(.71)	(.76)
Net asset value, end of period	14.72	14.39	15.28	14.60	14.56	13.65
Total Return (%)	4.33[c]	(1.16)	10.30	6.69	11.98	(2.04)
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	.72[d]	.70	.70	.71	.70	.73
Ratio of net expenses to average net assets	.72[d]	.70	.70	.71	.70	.73
Ratio of net investment income to average net assets	3.91[d]	3.93	4.27	4.54	4.87	5.03
Portfolio Turnover Rate	17.77[c]	56.87	47.21	51.69	32.21	34.09
Net Assets, end of period ($ x 1,000)	1,202,780	1,004,253	1,140,398	1,099,751	1,099,495	1,045,993

[a]   *As required, effective June 1, 2001, the fund has adopted the provisions of the AICPA Audit and Accounting Guide for Investment Companies and began accreting discount or amortizing premium on a scientific basis for debt securities. The effect of this change for the period ended May 31, 2002 was to increase net investment income per share and decrease net realized and unrealized gain (loss) on investments by less than $.01 and increase the ratio of net investment income to average net assets from 4.51% to 4.54%. Per share data and ratios/supplemental data for periods prior to June 1, 2001 have not been restated to reflect this change in presentation.*

[b]   *Based on average shares outstanding at each month end.*

[c]   *Not annualized.*

[d]   *Annualized.*

See notes to financial statements.

22

NOTE 1—Significant Accounting Policies:

Dreyfus Premier California Tax Exempt Bond Fund, Inc. (the "fund") is registered under the Investment Company Act of 1940, as amended (the "Act"), as a non-diversified open-end management investment company. The fund's investment objective is to provide investors with a high level of current income exempt from federal and California state income taxes, as is consistent with the preservation of capital. The Dreyfus Corporation (the "Manager" or "Dreyfus") serves as the fund's investment adviser. The Manager is a wholly-owned subsidiary of Mellon Financial Corporation ("Mellon Financial").

On January 27, 2004, the fund's Board of Directors approved, effective October 21, 2004, a change of the fund's name from "Dreyfus California Tax Exempt Bond Fund, Inc." to "Dreyfus Premier California Tax Exempt Bond Fund, Inc." coinciding with the fund implementing a multiple class structure. Existing shareholders, on October 21, 2004, were classified as Class Z shareholders and the fund added Class A, Class B and Class C shares.

As of the close of business on October 21, 2004, pursuant to an Agreement and Plan of Reorganization previously approved by the fund's Board of Directors, all of the assets, subject to the liabilities, of Dreyfus Premier California Municipal Bond Fund ("Premier California") were transferred to the fund in exchange for the corresponding class of shares of Common Stock of the fund, in equal value, on the close of business on October 21, 2004. Holders of Class A, B and C shares of Premier California receive Class A, B and C shares of the fund, respectively, in each case in an amount equal to the aggregate net asset value of their investment in Premier California at the time of the exchange. The net asset value of the fund's shares on the close of business October 21, 2004, after the reorganization, was $14.97 per share for each of Class A, B and C shares, and a total of 6,053,943 Class A shares, 740,391 Class B shares and 229,827 Class C shares, representing net assets of $90,627,532 Class A shares, $11,083,656 Class B shares and $3,440,510 Class C shares (including $9,508,057 net unrealized appreciation on investments) were issued to Premier California's shareholders in the exchange. The exchange was a tax-free event to Premier California shareholders.

As of the close of business on October 26, 2004, pursuant to an Agreement and Plan of Reorganization previously approved by the fund's Board of Directors, all of the assets, subject to the liabilities, of General California Municipal Bond Fund ("General California") were transferred to the fund in exchange for shares of Common Stock of the fund of equal amount. Shareholders of General California received Class Z shares of the fund, in an amount equal to the aggregate net asset value of their investment in General California at the time of the exchange. The fund's net asset value on the close of business on October 26, 2004 was $15.00 per share for Class Z shares, and a total of 13,723,079 Class Z shares representing net assets of $205,846,182 (including $18,179,239 net unrealized appreciation on investments) were issued to the shareholders of General California in the exchange. The exchange was a tax-free event to General California shareholders.

Dreyfus Service Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the fund's shares. The fund is authorized to issue 100 million shares of $.001 par value Common Stock in each of the following classes of shares: Class A, Class B, Class C and Class Z. Class A shares are subject to a sales charge imposed at the time of purchase. Class B shares are subject to a contingent deferred sales charge ("CDSC") imposed on Class B share redemptions made within six years of purchase and automatically convert to Class A shares after six years. Class C shares are subject to a CDSC imposed on Class C shares redeemed within one year of purchase. Class Z shares are sold at net asset value per share generally only to shareholders who received Class Z shares in exchange for their shares of General California Municipal Bond Fund as a result of the reorganization of such fund. Class Z shares generally are not available for new accounts. Other differences between the classes include the services offered to and the expenses borne by each class and certain voting rights. Income, expenses (other than expenses attributable to a specific class), and realized and unrealized gains or losses on investments are allocated to each class of shares based on its relative net assets.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The fund's maximum exposure under these arrangements is unknown. The fund does not anticipate recognizing any loss related to these arrangements.

(a) Portfolio valuation: Investments in securities are valued each business day by an independent pricing service (the "Service") approved by the Board of Directors. Investments for which quoted bid prices are readily available and are representative of the bid side of the market in the judgment of the Service are valued at the mean between the quoted bid prices (as obtained by the Service from dealers in such securities) and asked prices (as calculated by the Service based upon its evaluation of the market for such securities). Other investments (which constitute a majority of the portfolio securities) are carried at fair value as determined by the Service, based on methods which include consideration of: yields or prices of municipal securities of comparable quality, coupon, maturity and type; indications as to values from dealers; and general market conditions.

(b) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Interest income, adjusted for accretion of discount and amortization of premium on investments, is earned from settlement date and recognized on the accrual basis. Securities purchased or sold on a when-issued or delayed-delivery basis may be settled a month or more after the trade date.

The fund has an arrangement with the custodian bank whereby the fund receives earnings credits from the custodian when positive cash balances are maintained, which are used to offset custody fees. For financial reporting purposes, the fund includes net earnings credits as an expense offset in the Statement of Operations.

The fund follows an investment policy of investing primarily in municipal obligations of one state. Economic changes affecting the state and certain of its public bodies and municipalities may affect the ability of issuers within the state to pay interest on, or repay principal of, municipal obligations held by the fund.

(c) Dividends to shareholders: It is the policy of the fund to declare dividends daily from investment income–net. Such dividends are paid monthly. Dividends from net realized capital gain, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carry-overs, if any, it is the policy of the fund not to distribute such gain. Income and capital gain distributions are determined in accordance with incomes tax regulations, which may differ from U.S. generally accepted accounting principles.

(d) Federal income taxes: It is the policy of the fund to continue to qualify as a regulated investment company, which can distribute tax exempt dividends, by complying with the applicable provisions of the Code, and to make distributions of income and net realized capital gain sufficient to relieve it from substantially all federal income and excise taxes.

The tax character of distributions paid to shareholders during the fiscal year ended May 31, 2004, were as follows: tax exempt income $41,050,288, ordinary income $2,121,105 and long term capital gain $8,155,567. The tax character of current year distributions will be determined at the end of the current fiscal year.

NOTE 2—Bank Line of Credit:

The fund participates with other Dreyfus-managed funds in a $350 million redemption credit facility (the "Facility") to be utilized for temporary or emergency purposes, including the financing of redemptions.

In connection therewith, the fund has agreed to pay commitment fees on its pro rata portion of the Facility. Interest is charged to the fund based on prevailing market rates in effect at the time of borrowings. During the period ended November 30, 2004, the fund did not borrow under the Facility.

NOTE 3—Management Fee and Other Transactions with Affiliates:

(a) Pursuant to a management agreement ("Agreement") with the Manager, the management fee is computed at the annual rate of .60 of 1% of the value of the fund's average daily net assets and is payable monthly. The Agreement provides that if in any full fiscal year the aggregate expenses allocable to Class Z, exclusive of taxes, brokerage fees, interest on borrowings, commitment fees and extraordinary expenses, exceed $1\frac{1}{2}$% of the value of the average daily net assets of Class Z, the fund may deduct from the fees paid to the Manager, or the Manager will bear such excess expense. During the period ended November 30, 2004, there was no expense reimbursement pursuant to the Agreement. The Manager has contractually agreed to waive receipt of its fee and/or assume the expenses, until at least May 31, 2006, so that the total annual operating expenses, excluding certain expenses as described above, do not exceed .96% for Class A, 1.45% for Class B and 1.71% for Class C. The reduction in management fee, pursuant to the undertaking, amounted to $1,925 during the period ended November 30, 2004.

During the period ended November 30, 2004, the Distributor retained $5,214 from commissions earned on sales of the fund's Class A shares and $3,666 from contingent deferred sales charges on redemptions of the fund's Class B shares.

(b) Under the Distribution Plan (the "Plan") adopted pursuant to Rule 12b-1 under the Act, Class B and Class C shares pay the Distributor for distributing their shares at an annual rate of .50 of 1% of the value of the average daily net assets of Class B shares and .75 of 1% of the value of the average daily net assets of Class C shares. During the period ended November 30, 2004, Class B and Class C shares were charged $5,904 and $2,827, respectively, pursuant to the Plan.

(c) Under the Shareholder Services Plan, Class A, Class B and Class C shares pay the Distributor at an annual rate of .25 of 1% of the value of the average daily net assets of their shares, for the provision of certain services. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding the fund and providing reports and other information, and services related to the maintenance of shareholder accounts. The Distributor may make payments to Service Agents (a securities dealer, financial institution or other industry professional) in respect of these services. The Distributor determines the amounts to be paid to Service Agents. During the period ended November 30, 2004, Class A, Class B and Class C shares were charged $24,484, $2,952 and $942, respectively, pursuant to the Shareholder Services Plan.

Under the Shareholder Services Plan, Class Z shares reimburse the Distributor an amount not to exceed an annual rate of .25 of 1% of the value of Class Z shares' average daily net assets for certain allocated expenses of providing personal services and/or maintaining shareholder accounts. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding Class Z shares and providing reports and other information, and services related to the maintenance of shareholder accounts. During the period ended November 30, 2004, Class Z shares were charged $212,828 pursuant to the Shareholder Services Plan.

The fund compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of the Manager, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the fund. During the period ended November 30, 2004, the fund was charged $133,080 pursuant to the transfer agency agreement.

The components of Due to The Dreyfus Corporation and affiliates in the Statement of Assets and Liabilities consist of: management fees $649,310, Rule 12b-1 distribution plan fees $6,486, and shareholder services plan fees $28,419, which are offset against an expense reimbursement currently in effect in the amount of $1,925.

(c) Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

(d) A .10% redemption fee is charged and retained by the fund on shares redeemed within thirty days following the date of issuance, including redemptions made through the use of the fund's exchange privilege. During the period ended November 30, 2004, redemption fees charged and retained by the fund amounted to $1,564. The redemption fee plan ended on October 21, 2004 when the fund went to a multi-class structure.

NOTE 4—Securities Transactions:

The aggregate amount of purchases and sales of investment securities, excluding short-term securities, during the period ended November 30, 2004, amounted to $460,256,153 and $186,862,129, respectively.

At November 30, 2004, accumulated net unrealized appreciation on investments was $60,188,308, consisting of $61,814,062 gross unrealized appreciation and $1,625,754 gross unrealized depreciation.

At November 30, 2004, the cost of investments for federal income tax purposes was substantially the same as the cost for financial reporting purposes (see the Statement of Investments).

NOTE 5—Legal Matters:

Two class actions have been filed against Mellon Financial, Mellon Bank, N.A., Dreyfus, Founders Asset Management LLC and the directors of all or substantially all of the Dreyfus Funds, on behalf of a purported class and derivatively on behalf of said funds, alleging violations of the Investment Company Act of 1940, the Investment Advisers Act of 1940, and the common law. The complaints alleged, among other things, (i) that 12b-1 fees and directed brokerage were improperly used to pay brokers to recommend Dreyfus funds over other funds, (ii) that such payments were not disclosed to investors, (iii) that economies of scale and soft-dollar benefits were not passed on to investors, and (iv) that 12b-1 fees charged to certain funds that were closed to new investors were also improper. The complaints sought compensatory and punitive damages, rescission of the advisory contracts and an accounting and restitution of any unlawful fees, as well as an award of attorneys' fees and litigation expenses. On April 22, 2004, the actions were consolidated under the caption <u>In re Dreyfus Mutual Funds Fee Litigation</u>, and a consolidated amended complaint was filed on September 13, 2004. While adding new parties and claims under state and federal law, the allegations in the consolidated amended complaint essentially track the allegations in the prior complaints pertaining to 12b-1 fees, directed brokerage, soft dollars and revenue sharing. Dreyfus and the funds believe the allegations to be totally without merit and intend to defend the action vigorously.

Additional lawsuits arising out of these circumstances and presenting similar allegations and requests for relief may be filed against the defendants in the future. Neither Dreyfus nor the Dreyfus funds believe that any of the pending actions will have a material adverse effect on the Dreyfus funds or Dreyfus' ability to perform its contracts with the Dreyfus funds.

NOTE 6—Plan of Reorganization:

On September 21, 2004, the Board of Directors of the fund approved, and on January 14, 2005 the shareholders of Dreyfus California Municipal Income, Inc. also approved, an Agreement and Plan of Reorganization to merge Dreyfus California Municipal Income, Inc. into the fund as part of a tax-free reorganization. The merger currently is anticipated to occur on Thursday, February 24, 2005. On the date of the merger, Dreyfus California Municipal Income, Inc. will exchange all of its assets at net asset value, subject to liabilities, for Class Z shares of the fund. Those shares then will be distributed pro rata to stockholders of Dreyfus California Municipal Income, Inc. so that each stockholder receives a number of Class Z shares of the fund equal to the aggregate net asset value of the stockholder's Dreyfus California Municipal Income, Inc. shares.

NOTES

For More Information

**Dreyfus Premier
California Tax Exempt
Bond Fund, Inc.**

200 Park Avenue
New York, NY 10166

Manager

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

The Bank of New York
One Wall Street
New York, NY 10286

**Transfer Agent &
Dividend Disbursing Agent**

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

Telephone Call your financial representative or 1-800-554-4611

Mail The Dreyfus Premier Family of Funds
144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-800-SEC-0330.

Information regarding how the fund voted proxies relating to portfolio securities for the 12-month period ended June 30, 2004, is available on the SEC's website at http://www.sec.gov and without charge, upon request, by calling 1-800-645-6561.



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